                                                                      EXHIBIT 20
[LETTERHEAD OF COLUMBIA/HCA APPEARS HERE]
                                                         NEWS
================================================================================
                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT:                    MEDIA CONTACT:
Mark Kimbrough   615-344-2688        Jeff Prescott    615-344-5708

                  COLUMBIA/HCA REPORTS THIRD QUARTER EARNINGS
             NET INCOME PER SHARE OF $.22 IN 1998 VS. $.16 IN 1997
        EPS FROM CONTINUING OPERATIONS OF $.20 IN 1998 VS. $.20 IN 1997
                         EXCLUDING NON-RECURRING ITEMS

NASHVILLE, TENN., OCTOBER 27, 1998---Columbia/HCA Healthcare Corporation (NYSE:
COL) today announced operating results for the third quarter and nine months ended September 30, 1998.

     Revenues from continuing operations approximated $4.579 billion for the third quarter ended September 30, 1998, compared to $4.612 billion during the same quarter last year. Net income from continuing operations, before gains on sales of facilities, impairment of long-lived assets, restructuring and investigation related costs, totaled $131 million, or $.20 per diluted share for the third quarter of 1998, compared to $129 million, or $.20 per diluted share for the same period of 1997. Net income totaled $146 million, or $.22 per diluted share for the third quarter of 1998 compared to $97 million, or $.16 per diluted share in 1997.

     Revenues for the nine months ended September 30, 1998 totaled $14.3 billion, compared to $14.4 billion in the first nine months of 1997. Net income from continuing operations, before gains on sales of facilities, impairment of long-lived assets, restructuring and investigation related costs, totaled $563 million, or $.87 per diluted share in the first nine months of 1998 compared to $969 million, or $1.45 per diluted share for the nine months ended September 30, 1997. Net income totaled $421 million, or $.65 per diluted share in 1998, compared to $932 million, or $1.40 per diluted share in 1997.

     In August 1998, the Company commenced a $1 billion stock repurchase program, which is expected to be completed through a series of forward purchase contracts. Under this program, as of October 27, 1998, approximately 25 million shares of Columbia/HCA common stock have been purchased for approximately $568 million. Pursuant to the terms of the purchase contracts, the Company delays any cash payment for shares and such shares remain issued and outstanding until the contracts are settled.

     During the third quarter, the Company sold 17 hospitals, 34 surgery centers and certain other non-core assets for approximately $1.5 billion, resulting in a pretax gain of $537 million ($242 million net of tax), or $.38 per diluted share.

     Also, during the third quarter, as part of its strategic business plan, the Company decided to divest a group of its medical office buildings. The divestiture is expected to be completed through either sales or the transfer of the medical office buildings to a joint venture in which the Company anticipates maintaining a minority ownership interest. The Company expects to receive proceeds of approximately $300 million, upon completion. The recorded value for these medical office buildings, along with certain hospitals and other assets expected to be sold, was reduced to fair value, based upon estimates of sales values. This resulted in a non-cash, asset impairment charge of approximately $334 million, pre-tax ($197 million net of tax) or $.31 per diluted share, during the quarter.

     At September 30, 1998, the Company's balance sheet reflected total debt of approximately $6.8 billion, stockholders equity of approximately $7.7 billion and total assets of approximately $20.0 billion. Debt was reduced by approximately $1.5 billion during the third quarter of 1998. Total debt has been reduced by approximately $2.6 billion since the beginning of the year. The Company's debt-to-total capital ratio improved during the third quarter to approximately 45 percent, compared to 50 percent at June 30, 1998, and 54 percent at December 31, 1997.

     Excluding assets held for sale or to be spun to shareholders, same-facility admissions increased by 1.4 percent compared to the third quarter of 1997.

     In August 1998, the Company filed a ruling request with the Internal Revenue Service for tax-free spin-offs to stockholders of its America and Pacific groups of hospitals which are currently included in the Company's continuing operations.

     During the third quarter of 1998, the America Group had revenues of $121 million and earnings before management fees, depreciation, interest and taxes of $16.1 million. Same-facility admissions, for hospitals in the America group decreased by 1.2 percent compared to the third quarter of 1997.

     The Pacific group had revenues of $449 million and earnings before management fees, depreciation, interest and taxes of $39.1 million in the third quarter of 1998. Same-facility admissions for hospitals in the Pacific Group decreased 0.4 percent compared to the third quarter of 1997.

     Assets either sold during the quarter or identified as being held for sale during previous quarters (excluding the previously mentioned assets identified as impaired during the third quarter, had revenues of $348 million and earnings before depreciation, interest and taxes of $7.3 million in the third quarter of 1998. The assets sold and held for sale had a negative impact on the Company's reported revenues, earnings and admissions. Management anticipates that the assets held for sale will continue to have a negative impact on the Company's reported results until such time as these sales are completed.

                                     * * *

This press release contains forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ materially from those anticipated in the forward-looking statements.
Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Readers should also carefully review the risk factors and uncertainties as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                    CONSOLIDATED OPERATING RESULTS SUMMARY
                (Dollars in millions, except per share amounts)

                                                                                                                FOR THE NINE MONTHS
                                                                                             THIRD QUARTER      ENDED SEPTEMBER 30,
                                                                                          -------------------   -------------------
                                                                                            1998       1997       1998       1997
                                                                                          --------   --------   --------   --------
Revenues..............................................................................      $4,579     $4,612    $14,261   $ 14,445

Operating income (a)..................................................................        $682       $691    $ 2,379   $  3,026

Net income:
    Income from continuing operations, gains on sales of facilities, impairment of long-lived assets and  restructuring of operations and investigation
       related costs..................................................................        $131       $129       $563       $969
    Gains on sales of facilities (net of tax).........................................         242          -        242          -
    Impairment of long-lived assets (net of tax)......................................        (197)         -       (197)         -
    Restructuring of operations and investigation related costs (net of tax)..........         (13)       (38)       (53)       (38)

    Discontinued operations:
        Income (loss) from operations of discontinued businesses (net of tax).........         (17)         6        (61)        57
        Loss on disposal of discontinued businesses (net of tax)......................           -          -        (73)         -
    Cumulative effect of accounting change (net of tax)...............................           -          -          -        (56)

                                                                                          -------------------   -------------------
    Net income........................................................................        $146        $97       $421       $932
                                                                                          ===================   ===================

Diluted earnings per share:
    Income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and
       investigation related costs....................................................       $0.20      $0.20      $0.87      $1.45
    Gains on sales of facilities......................................................        0.38          -       0.38          -
    Impairment of long-lived assets...................................................       (0.31)         -      (0.31)         -
    Restructuring of operations and investigation related costs.......................       (0.02)     (0.05)     (0.08)     (0.06)

    Discontinued operations:
        Income (loss) from operations of discontinued businesses......................       (0.03)      0.01      (0.10)      0.09
        Loss on disposal of discontinued businesses...................................           -          -      (0.11)         -
    Cumulative effect of accounting change............................................           -          -          -      (0.08)

                                                                                          -------------------   -------------------
    Net income........................................................................       $0.22      $0.16      $0.65      $1.40
                                                                                          ===================   ===================

Shares used in computing diluted earnings per share (000).............................     647,243    657,807    646,734    668,136

-----------------------------------
(a) Income from continuing operations before depreciation and amortization, interest expense,/ gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes.


     Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                                 THIRD QUARTER
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                          1998                    1997
                                                                                  ------------------       -------------------
                                                                                   AMOUNT    RATIO           Amount    Ratio
                                                                                  ------------------       -------------------
Revenues........................................................                    $  4,579   100.0 %        $  4,612   100.0 %

Salaries and benefits...........................................                       1,900    41.5             1,895    41.1
Supplies........................................................                         730    15.9               653    14.2
Other operating expenses........................................                         914    20.0             1,023    22.1
Provision for doubtful accounts.................................                         369     8.1               369     8.0
Equity in earnings of affiliates................................                         (16)   (0.4)              (19)   (0.4)
                                                                                  ------------------       -------------------
                                                                                       3,897    85.1             3,921    85.0
                                                                                  ------------------       -------------------

    EBDITA......................................................                         682    14.9               691    15.0

Depreciation and amortization...................................                         312     6.7               319     6.9
Interest expense................................................                         142     3.1               125     2.7
Gains on sales of facilities....................................                        (537)  (11.7)                -       -
Impairment of long-lived assets.................................                         334     7.3                 -       -
Restructuring of operations and investigation related costs.....                          21     0.5                64     1.4
                                                                                  ------------------       -------------------

Income from continuing operations before minority interests
   and income taxes.............................................                         410     9.0               183     4.0

Minority interests in earnings of consolidated entities.........                          16     0.4                33     0.7
                                                                                  ------------------       -------------------

Income from continuing operations before income taxes...........                         394     8.6               150     3.3

Provision for income taxes......................................                         231     5.0                59     1.3
                                                                                  ------------------       -------------------

Income from continuing operations...............................                         163     3.6                91     2.0

Income (loss) from operations of discontinued
   businesses (net of tax)......................................                         (17)   (0.4)                6     0.1
                                                                                  ------------------       -------------------

   Net income...................................................                    $    146     3.2          $     97     2.1
                                                                                  ==================       ===================

Diluted earnings per share:
   Income from continuing operations, excluding gains on
       sales of facilities, impairment of long-lived assets and
       restructuring of operations and investigation
       related costs............................................                    $   0.20                  $   0.20
   Gains on sales of facilities.................................                        0.38                         -
   Impairment of long-lived assets..............................                       (0.31)                        -
   Restructuring of operations and investigation related costs..                       (0.02)                    (0.05)
   Income (loss) from operations of discontinued businesses.....                       (0.03)                     0.01
                                                                                  ----------               -----------

      Net income................................................                    $   0.22                  $   0.16
                                                                                  ==========               ===========

Shares used in computing diluted earnings per share (000).......                     647,243                   657,807

Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                     1998                      1997
                                                                              ------------------       -------------------
                                                                                AMOUNT    RATIO           AMOUNT    RATIO
                                                                              ------------------       -------------------
Revenues...........................................................             $ 14,261   100.0 %        $ 14,445   100.0 %

Salaries and benefits..............................................                5,911    41.4             5,621    38.9
Supplies...........................................................                2,195    15.4             2,010    13.9
Other operating expenses...........................................                2,815    19.7             2,928    20.2
Provision for doubtful accounts....................................                1,052     7.4               976     6.8
Equity in earnings of affiliates...................................                  (91)   (0.6)             (116)   (0.8)
                                                                              ------------------       -------------------
                                                                                  11,882    83.3            11,419    79.0
                                                                              ------------------       -------------------

    EBDITA.........................................................                2,379    16.7             3,026    21.0

Depreciation and amortization......................................                  932     6.6               923     6.5
Interest expense...................................................                  440     3.1               361     2.5
Gains on sales of facilities.......................................                 (537)   (3.8)                -       -
Impairment of long-lived assets....................................                  334     2.3                 -       -
Restructuring of operations and investigation related costs........                   90     0.6                64     0.4
                                                                              ------------------       -------------------
Income from continuing operations before minority interests
   and income taxes................................................                1,120     7.9             1,678    11.6

Minority interests in earnings of consolidated entities............                   54     0.4               125     0.8
                                                                              ------------------       -------------------

Income from continuing operations before income taxes..............                1,066     7.5             1,553    10.8

Provision for income taxes.........................................                  511     3.6               622     4.4
                                                                              ------------------       -------------------

Income from continuing operations..................................                  555     3.9               931     6.4

Discontinued operations:
   Income (loss) from operations of discontinued
      businesses (net of tax)......................................                  (61)   (0.4)               57     0.4
   Loss on disposal of discontinued businesses (net of tax)........                  (73)   (0.5)                -       -
Cumulative effect of accounting change (net of tax)................                    -       -               (56)   (0.4)
                                                                              ------------------       -------------------

   Net income......................................................             $    421     3.0          $    932     6.4
                                                                              ==================       ===================

Diluted earnings per share:
   Income from continuing operations, excluding gains on sales of facilities, impaired of long-lived assets and
       restructuring of operations and investigation related
       costs.......................................................             $   0.87                  $   1.45
   Gains on sales of facilities....................................                 0.38                         -
   Impairment of long-lived assets.................................                (0.31)                        -
   Restructuring of operations and investigation related costs.....                (0.08)                    (0.06)
   Discontinued operations:
      Income (loss) from operations of discontinued businesses.....                (0.10)                     0.09
      Loss on disposal of discontinued businesses..................                (0.11)                        -
   Cumulative effect of accounting change..........................                    -                     (0.08)
                                                                              ----------               -----------

   Net income.................................................................  $   0.65                  $   1.40
                                                                              ==========               ===========

Shares used in computing diluted earnings per share (000).....................   646,734                   668,136

Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)


                                                                                  SEPTEMBER 30,     JUNE 30,   DECEMBER 31,
                                                                                       1998           1998         1997
                                                                                 ---------------   ----------  ------------
                                     ASSETS
Current assets:
     Cash and cash equivalents................................................              $175          $25          $110
     Accounts receivable, net.................................................             2,357        2,427         2,522
     Other....................................................................             1,565        1,594         1,791
                                                                                 ---------------   ----------  ------------
           Total current assets...............................................             4,097        4,046         4,423

Property and equipment, at cost...............................................            16,006       16,814        16,254
Accumulated depreciation......................................................            (6,280)      (6,442)       (6,024)
                                                                                 ---------------   ----------  ------------
                                                                                           9,726       10,372        10,230

Investments of insurance subsidiary...........................................             1,559        1,508         1,422
Investments in and advances to affiliates.....................................             1,155        1,371         1,329
Intangible assets, net of accumulated amortization............................             3,044        3,405         3,521
Net assets of discontinued operations.........................................                77          141           841
Other.........................................................................               350          205           236
                                                                                 ---------------   ----------  ------------
                                                                                         $20,008      $21,048       $22,002
                                                                                 ===============   ==========  ============

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.........................................................              $745         $727          $929
     Other current liabilities................................................             1,977        1,623         1,712
     Long-term debt due within one year.......................................             1,471        2,669           132
                                                                                 ---------------   ----------  ------------
           Total current liabilities..........................................             4,193        5,019         2,773

Long term debt................................................................             5,371        5,693         9,276
Professional liability risks, deferred taxes and
      other liabilities.......................................................             1,910        1,926         1,867
Minority interests in equity of consolidated entities.........................               829          830           836
Stockholders' equity..........................................................             7,705        7,580         7,250
                                                                                 ---------------   ----------  ------------
                                                                                         $20,008      $21,048       $22,002
                                                                                 ===============   ==========  ============

Current ratio.................................................................              0.98         0.81          1.59
Ratio of debt to debt plus common and minority equity.........................             44.5%        49.9%         53.8%

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                             OPERATING STATISTICS
   FOR THE THIRD QUARTERS AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



                                                                                          FOR THE NINE MONTHS
                                                            THIRD QUARTER                 ENDED SEPTEMBER 30,
                                                        ----------------------          ------------------------
                                                           1998        1997                 1998         1997
                                                        ----------   ---------          -----------   ----------
CONSOLIDATED HOSPITALS:
----------------------
   Number of Hospitals                                        294         314                  294          314
   Weighted Average Licensed Beds                          59,396      60,981               60,286       61,134
   Licensed Beds at End of Period                          57,521      61,071               57,521       61,071

   Admissions                                             458,800     461,700            1,440,800    1,436,100
   Equivalent Admissions                                  703,800     711,300            2,191,500    2,172,800

   Patient Days                                         2,260,700   2,239,600            7,170,800    7,154,500
   Equivalent Patient Days                              3,468,000   3,452,400           10,906,800   10,824,700

   Emergency Room Visits                                1,400,400   1,393,800            4,228,100    4,136,700

   Outpatient Revenues as a Percentage of Patient            37.9%       38.1%                37.3%        36.9%
    Revenues

   Average Length of Stay                                     4.9         4.9                  5.0          5.0

   Occupancy                                                 41.4%       39.9%                43.6%        42.9%
   Equivalent Occupancy                                      63.5%       61.4%                66.3%        64.9%

NUMBER OF CONSOLIDATED AND NON-CONSOLIDATED
-------------------------------------------
   (50/50 EQUITY JOINT VENTURES) HOSPITALS:
------------------------------------------

   Consolidated                                                                                294           314
   Non-Consolidated (50/50 Equity Joint Ventures)                                               24            27
                                                                                      ------------        ------

   Total Number of Hospitals                                                                   318           341
                                                                                      ============        ======
=================================================================================================================================
                                                THIRD QUARTER 1998 GROUP RESULTS

                                                CORE ASSETS         PACIFIC           AMERICA         ASSETS SOLD OR
                                                                                                      HELD FOR SALE
REVENUES                                         $3.7 Billion      $449 Million     $121 Million        $348 Million
 .EBDITA                                          $619 Million     $39.1 Million     $16.1 Million       $7.3 Million
% MARGIN                                                  17%                9%               13%                 2%
SAME-FACILITY ADMISSIONS                                 1.4%             -0.4%             -1.2%             *-5.5%

*Includes only those facilities held for sale @ 9/30/98; admissions for facilities sold and held for sale during the quarter decreased 22%
 .EBDITA -before management fees, depreciation, and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes
Certain prior year amounts have been reclassified to conform to current year presentation.